February 18, 2011

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc.
(File Nos.333-05173; 811-07651)

Dear Mr. Foor:

This letter responds to comments provided to Jay Stamper and Kim Springer on February 7, 2011, for Post-Effective Amendment number 56 to the Registration Statement for ING Variable Portfolios, Inc., (a “Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus—Item 4 – Investments and Risks

1.	Comment: The Staff requested the Registrant explain why the Portfolio is considered non-diversified if it tracks a broad market index comprised of a large number of issuers.

Response:     Due to the composition of the index, the Portfolio expects to be non-diversified as the weighting of certain issuers in the index is greater than 5%.

2.	Comment: The Staff requested the Registrant explain how derivatives are counted in regards to satisfying the Portfolio’s 80% test.

Response:     Footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828, January 17, 2001) states the Rule “would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in the basket.” Accordingly, derivatives will be treated as equity securities to the extent they have economic characteristics similar to equity securities. The Portfolio will invest in securities and derivative instruments with economic characteristics similar to securities such that the performance of the Portfolio from such investments can reasonably be expected to correlate to the performance that would have resulted if the Portfolio had invested at least 80% of its net assets directly in securities.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

February 18, 2011

3.

Comment:     The Staff requested that the Registrant include disclosure to the Principal Risks section in the summary prospectus regarding the Portfolio’s concentration in financial services and natural resources industries.

Response:     The Registrant appreciates the comment but believes that the Concentration Risk included in the Principal Risks section in the summary section is adequate. The concentration disclosure is further expended upon in the statutory section in the risks entitled Concentration in Financial Services and Concentration in Natural Resources.

Statutory Prospectus—Item 9

4.

Comment:     The Staff noticed that the Derivative Instruments risk in the statutory prospectus describes derivatives being used to hedge investment risks and the Staff requests that the Registrant explain why there is no corresponding disclosure included in the principal strategies section in Item 4.

Response:     The Registrant’s standard language noted in the Derivatives risk disclosure is a hypothetical that is stated only to provide the shareholder of a potential risk to one use of derivatives.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investment Management – ING Funds

Phillip H. Newman, Esq.
Goodwin Procter LLP

Attachment A

February 18, 2011

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc.
(File Nos.333-05173; 811-07651)

Dear Mr. Foor:

ING Variable Portfolios, Inc. (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:	Philip H. Newman
Goodwin Procter LLP